Filed pursuant to Rule 424(b)(3)

Registration No. 333-287486

DIAMETER DYNAMIC CREDIT FUND

Supplement No. 1 dated July 31, 2026

to the Prospectus and the Statement of Additional Information, each dated April 20, 2026, as amended April 27, 2026

This supplement (“Supplement”) is part of and should be read in conjunction with the prospectus and statement of additional information of Diameter Dynamic Credit Fund (the “Fund”), each dated April 20, 2026, as amended April 27, 2026 (the “Prospectus” and the “Statement of Additional Information,” respectively). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus and Statement of Additional Information.

Appointment of New Trustee, Member of Audit Committee and Member of Nominating and Governance Committee

On July 29, 2026, Daniel Kasell notified the Fund of his resignation as a Trustee of the Fund, effective immediately. On July 30, 2026, the Board of Trustees appointed Daniel Gish to serve as (i) a Trustee of the Fund, (ii) a member of the Audit Committee of the Fund, and (iii) a member of the Nominating and Governance Committee of the Fund, in each case effective immediately, replacing Mr. Kasell in each such role. Mr. Gish will serve until his successor is duly selected and qualified or until he resigns or is removed.

The Board has determined that Mr. Gish is not an “interested person” of the Fund within the meaning of Section 2(a)(19) of the Investment Company Act, and accordingly qualifies as an Independent Trustee of the Fund.

The first sentence of the section captioned “Information on Trustees and Officers — Audit Committee” on page 14 of the SAI is deleted and replaced with the following:

The members of the audit committee of the Fund are Steven Bossi, Daniel Gish, and Amanda R. Wurtz, each of whom is an Independent Trustee.

The first sentence of the section captioned “Information on Trustees and Officers — Nominating and Governance Committee” on page 14 of the SAI is deleted and replaced with the following:

The members of the nominating and governance committee of the Fund are Steven Bossi, Daniel Gish, and Amanda R. Wurtz, each of whom is an Independent Trustee.

The biographical paragraph for Daniel Kasell under the heading “Independent Trustees” on page 16 of the SAI is deleted and replaced with the following:

Daniel Gish was most recently a Portfolio Manager at Marshall Wace, where he managed the firm’s long/short investment grade credit strategy from 2024 to 2026. Prior to Marshall Wace, Mr. Gish was a Portfolio Manager at Verition Fund Management LLC. Prior to Verition, Mr. Gish was an Executive Director at UBS AG. Mr. Gish began his career at Moore Capital Management in 2005. Mr. Gish earned his B.A. in Economics from Middlebury College in 2005.

The information with respect to Daniel Kasell in the “Independent Trustees” portion of the table under “Biographical Information” beginning on page 17 of the SAI is deleted and replaced with the following:

Daniel Gish, Born 1983	Trustee, Member of the Nominating and Governance Committee and the Audit Committee	Since July 2026	Portfolio Manager, Marshall Wace (2024–2026); Portfolio Manager, Verition Fund Management LLC (2022–2024); Executive Director, UBS AG (2019–2022)	2	Trustee, Diameter Credit Company (since 2026)

Please retain this supplement for future reference.